EXHIBIT 2: UNAUDITED FINANCIAL STATEMENTS OF GREYSTONE TECHNOLOGY, INC. FOR THE
           SIX MONTHS ENDED SEPTEMBER 30, 1999.

                     ITEM 1. FINANCIAL STATEMENTS AND NOTES

                       GreyStone Digital Technology, Inc.
                                 BALANCE SHEETS


                                                               September 30,       March 31,
                                                                   1999              1999
                                                                (Unaudited)        (Audited)
                                                               -------------       ---------
                          ASSETS

Current assets:
  Cash and cash equivalents                                    $  1,396,483       $    795,480
  Related party notes receivable                                     30,000
  Accounts receivable, net of allowance for doubtful
    accounts of $40,000                                             147,927            200,477
                                                               ------------       ------------
             Total current assets                                 1,574,410            995,957


Equipment and furniture, net of accumulated depreciation
  and amortization of $2,212,516 and $2,112,335                     314,822            176,827
Other assets                                                        137,621            104,138
                                                               ------------       ------------

             Totals                                            $  2,026,853       $  1,276,922
                                                               ============       ============


    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
  Accounts payable and accrued expenses                        $    803,351       $  1,130,553
  Short-term notes payable                                                             402,000
  Loans payable to officers                                                            140,810
  Notes payable to principal stockholder                             28,000            128,000
                                                               ------------       ------------
             Total liabilities                                      831,351          1,801,363
                                                               ------------       ------------

Commitments and contingencies

Stockholders' equity (deficiency):
  Common stock, no par value; 50,000,000 shares
     authorized; 15,212,627 and 14,621,937 shares
     issued and outstanding                                      33,916,562         30,596,760
  Additional paid-in capital                                      2,497,584          2,383,584
  Receivable from sale of common stock                             (327,500)          (327,500)
  Accumulated deficit                                           (34,891,144)       (33,177,285)
                                                               ------------       ------------
             Total stockholders' equity (deficiency)              1,195,502           (524,441)
                                                               ============       ============

             Totals                                            $  2,026,853       $  1,276,922
                                                               ============       ============


See Notes to Unaudited Financial Statements

Page 2
                       GreyStone Digital Technology, Inc.
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                       Three months ended September 30        Six months ended September 30
                                           1999               1998               1999               1998
                                       ------------       ------------       ------------       ------------
Revenues                               $    490,785       $    528,893       $    950,355       $  1,038,608
                                       ------------       ------------       ------------       ------------

Expenses:
   Cost of revenues                         292,945            369,782            519,789            651,957
   Marketing and sales                      191,529            223,236            358,040            424,162
   Research and development                 292,917            380,688            530,219            684,586
   General and administrative               732,924            290,106          1,248,892            904,315
                                       ------------       ------------       ------------       ------------
       Totals                             1,510,315          1,263,812          2,656,940          2,665,020
                                       ------------       ------------       ------------       ------------

Loss from operations                     (1,019,530)          (734,919)        (1,706,585)        (1,626,412)

Interest expense, including $92,
$6,767, $7,274 and $12,828 on
loans from principal stockholder                 92             31,394              7,274             44,164
                                       ------------       ------------       ------------       ------------

Net loss                               $ (1,019,622)      $   (766,313)      $ (1,713,859)      $ (1,670,576)
                                       ============       ============       ============       ============

Basic net loss per share               $      (0.07)      $      (0.05)      $      (0.11)      $      (0.12)
                                       ============       ============       ============       ============

Basic weighted average number of
 shares outstanding                      15,190,348         14,102,454         15,035,026         14,088,739
                                       ============       ============       ============       ============


See Notes to Unaudited Financial Statements

                       GreyStone Digital Technology, Inc.

                          STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                                                 (Unaudited)
                                      Six months ended September 30,1999


                                                                                  Receivable
                                          Common Stock            Additional       from sale
                                   --------------------------       Paid-in         of Common      Accumulated
                                      Shares        Amount          Capital           Stock           Deficit            Total
                                   ----------------------------------------------------------------------------------------------
Balance, April 1, 1999             14,621,937     $30,596,760     $2,383,584      $(327,500)       $(33,177,285)    $  (524,441)

Common Stock sold for cash,
  net of selling expenses
  of $201,207                         575,283       3,250,470                                                         3,250,470

Common Stock issued upon
  conversion of notes payable
  to principal stockholder             11,111          50,000                                                            50,000

Common Stock issued to pay
  for accrued interest                  4,296          19,332                                                            19,332

Warrants issued to purchase
  common stock                                                        88,800                                             88,800

Stock options to purchase
  common stock granted to
  non-employee                                                        25,200                                             25,200

Net loss                                                                                             (1,713,859)     (1,713,859)

                                   ----------------------------------------------------------------------------------------------
Balance, September 30, 1999        15,212,627     $33,916,562     $2,497,584      $(327,500)       $(34,891,144)    $ 1,195,502
                                   ==============================================================================================


See Notes to Unaudited Financial Statements

                       GreyStone Digital Technology, Inc.
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                           Six months ended September 30,
                                                                                1999             1998
                                                                            -----------      -----------
Operating activities:
      Net loss                                                              $(1,713,859)     $(1,670,576)
      Adjustments to reconcile net loss to net cash used in operating activities:
          Loss on disposal of fixed assets                                                           653
          Depreciation and amortization                                         100,181          139,278
          Compensation expense recorded upon issuance of warrants
            and compensatory stock options                                      114,000          173,500
          Changes in operating assets and liabilities:
               Accounts receivable                                               52,550          208,153
               Other assets                                                     (33,483)         (47,510)
               Accounts payable and accrued expenses                           (307,870)         439,013
                                                                            -----------      -----------
                            Net cash used in operating activities            (1,788,481)        (757,489)

Investing activities:
      Purchases of equipment and furniture                                     (238,176)
      Issuances of related party notes receivable                               (30,000)
                                                                            -----------
                         Net cash used in investing activities                 (268,176)

Financing activities:
      Repayments of notes payable to principal stockholder                      (50,000)          (2,607)
      Repayments of loans payable to officers                                  (140,810)
      Proceeds from (repayments of) short-term notes payable                   (402,000)         731,000
      Sales of common stock-net                                               3,250,470           91,528
                                                                            -----------      -----------
                         Net cash provided by financing activities            2,657,660          819,921
                                                                            -----------      -----------

Net increase in cash and cash equivalents                                       601,003           62,432

Cash and cash equivalents, beginning of year                                    795,480            5,083
                                                                            -----------      -----------

Cash and cash equivalents, end of period                                    $ 1,396,483      $    67,515
                                                                            ===========      ===========

Supplemental disclosure of cash flow data:
      Interest paid                                                         $    93,425      $     7,607
                                                                            ===========      ===========

Supplemental disclosure of non-cash investing and financing activities:
    Common stock issued as payment for:
      Notes payable to principal stockholder                                $    50,000
                                                                            ===========
      Accrued interest                                                      $    19,332
                                                                            ===========
      Services                                                                               $    25,000
                                                                                             ===========
      Convertible notes payable                                                              $   728,229
                                                                                             ===========


See Notes to Unaudited Financial Statements

                       GreyStone Digital Technology, Inc.

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Unaudited interim financial statements:

              In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of GreyStone Technology, Incorporated (the "Company") as of September 30, 1999 and its results of operations and cash flows for the three and six month periods ended September 30, 1999 and 1998, and changes in stockholders' equity for the six months ended September 30, 1999. These unaudited financial statements should be read in conjunction with the audited financial statements and the other information included in Express Capital Concepts, Inc.'s Registration Statement on Form S-4 (file no. 333-65963).

              The results of operations for the three and six month periods ended September 30, 1999 are not necessarily indicative of the results of operations for the year ending March 31, 2000.


Note 2 - Earnings (loss) per share:

             Effective March 31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), which requires the presentation of "basic" and "fully-diluted" earnings (loss) per common share, as further explained in Note 1 of the notes to the audited financial statements of the Company, included in Express Capital Concepts, Inc.'s Registration Statement on Form S-4 (file no. 333-65963).

             Since the Company had losses applicable to common stock in the three and six month periods ended September 30, 1999 and 1998, the assumed effects of the exercise of outstanding stock options and warrants were anti-dilutive and, accordingly, dilutive per share amounts have not been presented in the accompanying unaudited statements of operations.


Note 3 - Segment reporting:

             Effective March 31, 1999, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way that public enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial statements issued to stockholders. SFAS 131 supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers.

Note 3 - Segment reporting (concluded):

             Information on industry segments are scheduled below:


                                                                     Common/
                                 Government       Commercial        Corporate        Total
                                --------------------------------------------------------------
Six months ended
 September 30, 1999:

                   Revenue      $  865,332        $  54,699      $    30,324      $   950,355
                                ==========        =========      ===========      ===========

                   Net loss     $ (272,928)       $(215,089)     $(1,225,842)     $(1,713,859)
                                ==========        =========      ===========      ===========

Six months ended
 September 30, 1998:

                   Revenue      $1,018,978        $  14,615      $     5,015      $ 1,038,608
                                ==========        =========      ===========      ===========

                   Net loss     $ (126,216)       $(600,896)     $  (943,464)     $(1,670,576)
                                ==========        =========      ===========      ===========


Note 4 - Warrants:

             The Company issued warrants in conjunction with the sale of convertible notes payable, assisting the Company in acquiring capital, the extending of loans, as an incentive to equity investors and as part of the consideration paid to various consultants. Based on the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") using the Black-Scholes option pricing model and assuming a risk-free interest rate of 6%, expected warrant lives of one to four years, expected volatility of 5% and dividends of 0%, the compensation expense relating to the warrants issued was $88,800 and $165,100 for the six months ended September 30, 1999 and 1998, respectively. Each warrant entitles the holder to purchase one share of common stock upon exercise. The warrants expire at various dates from 2002 through 2008. Additional information regarding warrants outstanding at September 30, 1999 and changes in outstanding warrants during the six months then ended follows:


                                            Number of        Exercise
                                            Warrants          Price
                                            -----------------------------
Outstanding at April 1, 1999                4,489,948     $4.95 to $12.00
    Granted                                 2,963,200     $4.95 to $10.00
                                            ---------

Outstanding at September 30, 1999           7,453,148     $4.95 to $12.00
                                            =========

Exercisable at September 30, 1999           5,499,949     $4.95 to $12.00
                                            =========

Weighted average fair value of warrants
    granted during the period                                  $.50
                                                             =========

Note 5 - Income taxes:

             The Company had net operating loss carry forwards at September 30, 1999 of approximately $30,240,000 available to reduce future Federal taxable income and approximately $11,220,000 available to reduce state taxable income, if any. The net operating loss carry forwards expire between 2006 and 2019 for Federal tax purposes and 2000 and 2004 for state tax purposes. The related deferred tax assets were fully reserved through valuation allowances at September 30, 1999 and 1998 and, accordingly, there was no provision or credit for income taxes.

              The expected Federal income tax benefit, computed based on the Company's pre-tax loss and the statutory Federal income tax rate, was approximately $583,000 for the six months ended September 30, 1999. The potential benefits were eliminated through equivalent increases in the Company's valuation allowance primarily for deferred tax assets arising from net operating loss carry forwards (see Note 10 of the notes to the audited financial statements of the Company which are included in the Company's approved S-4 registration statement).


Note 6 - Stock option plans:

             As further explained in Note 12 of the notes to the audited financial statements, which are included in the Company's approved S-4 registration statement, the Company has two incentive stock option ("ISO") plans - the "1991 Plan" and the "1994 Plan". In July 1997, the Company modified the 1994 grant to its then Vice President, Corporate Development and General Counsel of incentive stock options to purchase 800,000 shares of the Company stock to provide that in the event his employment was terminated for any reason, then he would have a period of thirty-six months from the date of termination to exercise his vested options. Accordingly, the 800,000 ISO options were cancelled and 800,000 of NSO options were issued. In July 1998, the executive left the Company and 160,000 non-vested options were cancelled. In addition, the Company issued nonqualified stock options ("NSOs") in 1994, 1995 and 1998. Information related to the plans and other options granted follows:


                                                    Options
                               Options              Outstanding at
Year               Type        Authorized           September 30,1999
----               --------------------------------------------------
1991                ISO        1,000,000                        0
1994                NSO          200,000                  200,000
1994                ISO        2,000,000                1,810,012
1995                NSO          200,000                  200,000
1997                NSO          640,000                  640,000
1998                NSO          750,000                  750,000
                                                        ---------
                                                        3,600,012
                                                        =========

             The amount of compensation expense recognized for the six months ended September 30, 1999 and 1998 relating to the granting of NSO stock options under the provisions of SFAS No. 123 was $25,200 and $8,400 for the six months ended September 30, 1999 and 1998, respectively.

             In the opinion of management, if compensation cost for the stock options granted to employees had been determined based on the fair value of the options at the grant date under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") using the Black-Scholes option pricing model and assuming a risk-free interest rate of 6%, expected option lives of one to four years, expected volatility of 5% and dividends of 0%, the Company's pro forma net loss and pro forma basic net loss per share arising from such computations would have been increased by approximately $627,000 and $280,000 for the six months ended September 30, 1999 and 1998, respectively.

             Additional information regarding options outstanding under the Company's stock option plans at September 30, 1999 and changes in outstanding options during the six months then ended follows:


                                                              Weighted
                                               Shares         Average
                                               Or Price       Exercise
                                               Per Share      Price
                                               ---------      ---------
Outstanding at April 1, 1999                   2,581,050      $   3.81
Granted                                        1,065,250          5.10
Cancelled                                        (46,288)         3.80
                                               ---------

Outstanding at September 30, 1999              3,600,012          4.19
                                               =========

Price range at September 30, 1999              $.275 to $6.80
                                               =========

Exercisable at September 30, 1999              2,963,600          4.01
                                               =========

Available for grant at September 30, 1999      1,189,988
                                               =========

Weighted average fair value of options
    granted during the period                                 $   1.05


Note 6 - Stock option plans (concluded):

             The following table summarizes information about stock options outstanding at September 30, 1999, all of which are at fixed prices:

                                                            Weighted Average
                                                            Remaining
                                            Number          Contractual                  Number
                  Exercise                of Options        Life of Options            of Options
                   Price                 Outstanding        Outstanding               Exercisable
                   -----                 -----------        -----------               -----------
                   $ .275                    200,000        1.9 Years                    200,000
                    1.000                    200,000        4.8 Years                    200,000
                    3.800                  1,059,762        3.9 Years                  1,024,262
                    4.950                  1,050,000        4.9 Years                    966,666
                    5.100                  1,065,250        9.7 Years                    562,672
                    6.800                     25,000        8.7 Years                     10,000
                                           ---------                                   ---------
                                           3,600,012                                   2,963,600
                                           =========                                   =========


Note 7 - Related party transactions and balances:

             The Company had outstanding notes payable to its Principal Stockholder of $28,000 at September 30, 1999, which were unsecured, nonconvertible and bore interest at 9%. Accrued interest of approximately $7,274 is included in accounts payable and accrued expenses in the accompanying unaudited September 30, 1999 balance sheet. See Note 13 of the notes to the audited financial statements of the Company which are included in the Company's approved S-4 registration statement. On September 30, 1999, the Principal Stockholder agreed to extend the maturity date from September 30, 1999 to December 31, 1999.

             In July 1999, a professional services agreement was entered into between the Company and the Pointe Force Company, Inc., an entity owned by a director of the Company. Point Force supports the Company in the areas of mergers and acquisitions, strategic planning, corporate financing and relations with the investment community. Under this one year advisory services agreement, the director is compensated in the amount of $11,000 per month, exclusive of expenses. Additionally, the Company loaned $20,000 on August 6, 1999, $10,000 on September 22, 1999 and $20,000 on
             November 17, 1999 to the Pointe Force Company, Inc. and its principal. All loans are for a one year term and bear interest at a rate of 8.75% per year. Accrued interest receivable and interest income included in the unaudited financial statements relating to the notes receivable were immaterial.

Note 8 - Subsequent events:

             On November 2, 1999, the Commonwealth of Massachusetts Securities Division initiated an administrative proceeding against several individuals and companies (including the Company) alleging, among other things, that due to the Company's payment to one of the named individuals for the purpose of making introductions to prospective Massachusetts investors, the Company was not exempt from certain notice filing requirements in Massachusetts. The complaint alleges that the Company should have registered its private placement of shares to residents of Massachusetts during the period from October 1996 to March 1998. Management of the Company believes that if any violation occurred it was inadvertent. Twenty-five stockholders who purchased stock for an aggregate of approximately $1,312,200, were affected. The Company offered recision plus interest at 6% to these investors who had 30 days to respond. As of November 11, 1999, stockholders who purchased securities at an aggregate of approximately $1,307,700 have rejected this offer. One shareholder who purchased stock for $4,500 accepted the Company's offer. The Company has forwarded that amount plus interest computed at 6% per year as payment. Furthermore, based on discussions with the Massachusetts Securities Division, management anticipates that this proceeding, as it concerns the Company, will be resolved expeditiously. Accordingly, the Company has not recorded any liability related to the recision offer in the accompanying financial statements.

ITEM 2. MANAGEMENT REVIEW OF OPERATING RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

Revenues for the three months ended September 30, 1999 were $490,785 as compared to $528,893 for the same three months ended September 30, 1998. During both of these periods, the Government Strategic Business Unit (SBU) generated essentially all revenues, with $416,791 of revenue in the current three month reporting period and $513,770 in the three months ending September 30, 1998, while Commercial SBU revenue was $54,551 in the current period and $13,546 in the previous period. The sales decline in the Government SBU between periods was primarily the result of redirecting a portion of the Government SBU engineering staff to product development efforts in support of the RAGE 2.0 product release, scheduled for late November 1999. Commercial revenues of $54,551 in the current reporting period were the result of work done by GreyStone on a special project for Legoland Windsor Park Ltd.. Although revenues are expected from the sale of commercial entertainment products, GreyStone expects to incur additional losses as it continues to market and develop its entertainment products.

Costs of revenues declined 21% to $292,945 for the three months ended September 30, 1999, compared to the $369,782 for the same three month period in 1998. As a percentage of revenues, costs of revenues were 60 % in 1999 compared to 70 % the same three month period in 1998. During the current reporting period, GreyStone generated sales from its RAGE(tm) software product for which there were no costs of revenues since the development of RAGE had been expensed in prior periods. Additionally, the fringe rate applied to cost of revenues declined in the current three month period compared to the previous reporting period, due to lower medical claims.

The components that made up the cost of revenues include burdened labor, direct travel, other direct costs, direct material, subcontracts and applicable SBU burden. These cost components can vary in amount and type from period to period and are highly dependent on such factors as the nature of the work performed, location and duration of the work (i.e., company versus customer site), who performed the work (i.e., company personnel versus subcontractors) and who provided any required equipment (i.e., company versus customer).

Marketing and sales expenses were $191,529 or 39% of revenues for the three months ended September 30, 1999 compared to $223,236 or 42% of revenues for the same three month period in 1998. The decline was in the Commercial SBU. In general, marketing and sales expenses result from bid and proposal activity as well as attendance at trade shows, company product demonstrations and in-house marketing-related activities. These types of expenses vary from period to period and are highly dependent upon the extent and manner in which the company focuses its efforts regarding potential future opportunities during the reporting period. Additionally, a lower fringe rate contributed to a decline in marketing and sales expenses in the current reporting period.

Research and development expenses declined by 23% to $292,917 for the three months ended September 30, 1999, as compared to $380,688 for the same three month period in 1998. The decline of research and development expenses was in the commercial SBU and reflects the completion of development of the XS-G game. Additionally, a lower fringe rate contributed to the decline in research and development expenses in the current reporting period.

General and administrative expenses increased to $732,924 for the three months ended September 30, 1999, compared to $290,106 for the same three month period in 1998, resulting in an increase of $442,818. General and administrative increases were the result of additional legal, accounting and registration statement printing costs associated with the pending proposed business combination with Express Capital Concepts, Inc.

Interest expense was $92 for the three months ended September 30, 1999, compared to $31,394 for the same three month period ended in 1998, a decline of $31,302 and reflects the paying down and/or conversion of certain company indebtedness to equity.

The net loss of $1,019,622 increased by $253,309 or 33% from the $766,313 net loss reported in the previous period in 1998. In summary, during the current period, revenues were down by $38,108 or 7%, while total expenses, including interest, increased by $215,201 or 17%.

ITEM 3. MANAGEMENT REVIEW OF OPERATING RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

Revenues for the six months ended September 30, 1999 were $950,355, as compared to $1,038,608 for the same six months ended September 30, 1998. During both of these periods, the Government Strategic Business Unit (SBU) generated essentially all revenues, with $865,332 of revenue in the current six month reporting period and $1,018,978 in the six months ending September 30, 1998, while Commercial revenue was $54,699 in the current period and $14,615 in the previous period. The sales decline in the Government SBU between periods was primarily the result of redirecting a portion of the Government SBU engineering staff to product development efforts in support of the RAGE 2.0 product release, scheduled for late November 1999. Commercial revenues of $54,699 in the current reporting period were the result of work done by GreyStone on a special project for Legoland Windsor Park Ltd.. Although revenues are expected from the sale of commercial entertainment products, GreyStone expects to incur additional losses as it continues to market and develop its entertainment products.

Marketing and sales expenses were $358,040 or 38% of revenues for the six months ended September 30, 1999 compared to $424,162 or 41% of revenues for the same six month period in 1998. The decline was in the Commercial SBU. In general, marketing and sales expenses result from bid and proposal activity as well as attendance at trade shows, company product demonstrations and in-house marketing-related activities. These types of expenses vary from period to period and are highly dependent upon the extent and manner in which the company focuses its efforts regarding potential future opportunities during the reporting period. Additionally, a lower fringe rate contributed to a decline in marketing and sales expenses in the current reporting period.

The components that made up the cost of revenues include burdened labor, direct travel, other direct costs, direct material, subcontracts and applicable SBU burden. These cost components can vary in amount and type from period to period and are highly dependent on such factors as the nature of the work performed, location and duration of the work (i.e., company versus customer site), who performed the work (i.e., company personnel versus subcontractors) and who provided any required equipment (i.e., company versus customer).

Research and development expenses declined by 23% to $530,219 for the six months ended September 30, 1999, as compared to $684,586 for the same six month period in 1998. The decline of research and development expenses was in the commercial SBU and reflects the completion of development of the XS-G game. Additionally, a lower fringe rate contributed to the decline in research and development expenses in the current reporting period.

General and administrative expenses increased to $1,248,892 for the six months ended September 30, 1999, compared to $904,315 for the same six month period in 1998, resulting in an increase of $344,577 General and administrative increases were primarily the result of additional legal, accounting and printing costs associated with the pending proposed business combination with Express Capital Concepts, Inc.

Interest expense was $7,274 for the six months ended September 30, 1999, compared to $44,164 for the same six month period ended in 1998, a decline of $36,890 and reflects the paying down and/or conversion of certain company indebtedness to equity.

The net loss of $1,713,859 increased by $43,283 or 3% from the $1,670,576 net loss reported in the previous period in 1998. In summary, during the current period, revenues were down by $ 88,253 or 8%, while total expenses, including interest, increased by $43,283 or 3%.